82-4518

03 DEC 12 7:21

centrica

taking care of the essentials

SUPPL

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	17 December, 2003
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

03045266

Please find following a Stock Exchange Announcement recently released.

Secretariat

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica
taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

17 December, 2003

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Fidelity Investments Section 198 Announcement

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

17 December 2003

Centrica plc

Centrica plc received on 17 December 2003 a notification dated 11 December 2003 stating that the holding of Fidelity Investments and its subsidiaries in Centrica plc constituted a notifiable interest for the purposes of section 198 of the Companies Act 1985.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Centrica plc

2. Name of shareholder having a major interest

Fidelity Investments

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

See schedule in 4 below

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Nominees Limited	**1,971,300**
State Street Bank & Trust Company	**1,895,900**
Chase Nominees Limited	**17,460,300**
State Street Bank & Trust	**663,709**
State Street Nominees Ltd	**400,519**
HSBC	**1,540,800**
Northern Trust	**274,100**
Bank of New York	**273,100**
Nortrust Nominees	**295,800**
Bank of New York	**525,600**
Morgan Stanley Trust Co. Nominees Limited Bank	**2,600**
Chase Manhatten Bank London	**27,799,098**
Chase Nominees Ltd	**6,229,900**
Mellon Bank	**584,088**
Citibank	**931,760**
HSBC	**1,622,200**
Bank of New York London	**640,900**
Chase Nominees Ltd	**2,518,400**
Northern Trust	**560,500**
Chase Nominees Ltd	**3,255,474**
Bank of New York London	**16,479,897**
HSBC	**2,167,885**
Chase Manhattan Bank London	**8,839,848**
Deutche Bank	**4,305,396**
Northern Trust	**7,265,147**
JP Morgan	**6,527,265**

Citibank	**81,025**
Mellon Nominees Ltd	**224,900**
State Street Nominees Ltd	**2,137,600**
Nortrust Nominees Ltd	**3,822,242**
Morgan Stanley	**1,770,900**
National Australia Bank	**38,000**
Bank of New York Brussels	**1,812,986**
PICG	**19,675**
State Street Bank & Trust	**2,750,215**
Chase Manhattan Bank AG Frankfurt	**110,900**
Brown Brothers Harriman	**81,300**
Northern Trust London	**589,247**
Chase Manhattan Bank AG Frankfurt	**224,801**

5. Number of shares / amount of stock acquired
Not known

6. Percentage of issued class
N/A

7. Number of shares / amount of stock disposed
N/A

8. Percentage of issued class
N/A

9. Class of security
Ordinary 5 5/9 pence

10. Date of transaction
Not known

11. Date company informed
17 December 2003

12. Total holding following this notification
128,695,277

13. Total percentage holding of issued class following this notification
3.02

14. Any additional information
None

15. Name of contact and telephone number for queries
Robin Healy 01753 494 017

16. Name and signature of authorised company official responsible for making this notification
Robin Healy

Date of notification
17 December 2003